FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 03, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒                   Form 40-F       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐               No      ☒

Wimm-Bill-Dann Invests Over US$31 mln in

Dairy Plant Modernization

Press Release

Moscow, July 03, 2003. Wimm-Bill-Dann Foods OJSC (NYSE: WBD) today announced it has invested more than US$31.7 million in its dairy business. New production lines were installed at two facilities in Central and Southern Russia as part of the current phase of an all-round modernization programme, aimed at improving operating efficiencies and ensuring that Wimm-Bill-Dann products continue to meet the highest quality standards.

At the Lianozovo Dairy Plant OJSC, two new production lines, made by ACMA GD (Italy), for sour milk products packaged in plastic bottles, were installed. The overall investment in the current modernization of the Lianozovo Dairy Plant amounted to US$12 million.

The new production lines will give products a longer shelf life, and have a capacity of 200,000 bottles or between 90 and 180 tons per day. The new lines will be used to produce enriched drinkable yoghurt under the brands Bio Max and Neo, Wimm-Bill-Dann’s new brand, in 0.9 litre and 0.45 litre containers, as well as traditional dairy products under the Domik v Derevne and Milaya Mila trademarks.

At the Timashevsky Dairy Plant OJSC, one of the largest in Southern Russia, the company has completed the reconstruction of its low-fat foods production facility and launched a production line for soft curds. It is currently in the process of launching a new production line for yoghurts with a capacity of 100 tons per day. The overall investment in the Timashevsky Dairy Plant amounted to US$ 19.7 million.

A TR-7/ESL dispenser by Tetra Pak with a capacity of 6,000 one-litre containers per hour was also launched at the Timashevsky Dairy Plant. The overall modernization and re-equipment of the production facility will add additional capacity to manufacture low-fat products under the Domik v Derevne, Kubanskaya burenka, Doctor Bifi and Frugurt brands at the volume of 150 tons per day.

In addition, a production line for soft curds, produced by GEA Westfalia Separator (Germany), and ILLIG dispensers, produced by Ulrich Reisacher (Germany), with the capacity to produce 30 tons per day, under the Chudo, Frugurt and Bio Max brands, was completed in May. A production line for yoghurt, with equipment produced by Tetra Pak

(Sweden) and Hassia (Germany), with  a capacity of 100 tons per day, will be launched soon at Timashevksy.

These investments were undertaken primarily in the course of 2002 and are the latest step in a continuing modernisation programme encompassing both the company’s existing and recently acquired facilities. The programme is aimed at ensuring Wimm-Bill-Dann’s dairy products continue to adhere to the highest international standards of quality.

- ends -

For further enquiries contact:

Kira Kirioukhina

Wimm-Bill-Dann Foods OJSC

Moscow, Yauzky Bul., 16

Tel. 733 9726/9727

Fax 7339725

www.wbd.com
e-mail: kira@wbd.ru

or

Marina Boughton

Shared Value Ltd

Phone: +44 20 7321 5019

Fax: +44 20 7321 5020

e-mail: mboughton@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading producer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 23 manufacturing facilities in 19 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

Timashevsky Dairy Plant OJSC was opened in July 1990. It was constructed by “Belgrad,” a Yugoslav agro-industrial complex. The plant was equipped with the latest equipment from Denmark, Sweden, France, Germany and Yugoslavia. At the time the projected capacity of the plant was 190 tons of milk per day.

Timashevsky Dairy Plant became part of Wimm-Bill-Dann group in December 2000.

The projected capacity of the plant in 2003 is around 350 tons of milk per day. It is envisaged that following modernization the capacity of the Timashevsky Dairy Plant will reach 420 tons of milk per day by the end of this year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	July 03, 2003